August 2, 2007
Via Federal Express and Edgar
Mr. Jason Wynn
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Oilsands Quest Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed June 28, 2007 File No. 333-142642
Dear Mr. Wynn:
Oilsands Quest Inc. (the “Company”) has transmitted Amendment No. 2 to its Registration Statement on Form S-3 for filing pursuant to the Securities Act of 1933 (the “1933 Act”).
This letter is in response to your letter of July 10, 2007. The Company has provided information in response to your comments as set forth below.
I have enclosed a marked copy of the document for your reference in locating the specific changes to the document you requested.
General
1.	Comment: Please revise to update your incorporation by reference. For instance, it appears you have not included the Form 8-K filed on July 5, 2007 in your list of documents incorporated by reference.

Response: We updated our incorporation by reference in Amendment No. 2 to our Form S-3 to include our recent public filings.

Mr. Jason Wynn
August 2, 2007

2.	Comment: It appears you need to provide updated financial statements for the fiscal year ended April 30, 2007 or explain to us why you meet the conditions of Rule 3-01(c) of Regulation S-X. Please also see Rule 3-12(b) of Regulation S-X.

Response: On July 30, 2007, we filed our Annual Report on Form 10-KSB, including financial statements, for the fiscal year ended April 30, 2007. Our Form 10-KSB is incorporated by reference.

3.	Comment: For the benefit of potential investors who may not be familiar with the concept of flow-through shares, please disclose whether investors who purchase pursuant to this prospectus will receive the benefits of flow-through shares. If the features of the shares that investors will receive will differ materially from that of common stock, please discuss these differing features, such as any tax implications to the investor.

Response: Under “Selling Security Holders” in Amendment No. 2 to our Form S-3, we disclose that the investors who purchase pursuant to this prospectus will not receive the benefits of flow-through shares.
     We acknowledge that:
s	should the Commission or the staff, acting pursuant to delegated authority, declare that they do not have further comments, it does not foreclose the Commission from taking any action with respect to the filing;

s	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring that they do not have further comments, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

s	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We confirm that we are aware of our responsibilities under the 1933 Act as they relate to our filings under the 1933 Act. We understand that the filing of our reports under the 1933 Act is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

Mr. Jason Wynn
August 2, 2007

     We hope we have adequately addressed your comments. Please contact me if you need more information.
Sincerely,
OILSANDS QUEST INC.
/s/ Karim Hirji
Karim Hirji, Chief Financial Officer
Enclosures
cc: Burns, Figa & Will, P.C.